                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                             Cooper Industries, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                  6.0% Exchangeable Notes Due 1/1/99 (DECS-SM-)
               (Exchangeable for Wyman-Gordon Company Common Stock
                         or cash at the Issuer's option)
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    216669606
- --------------------------------------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

- -------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 8 Pages
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- --------------------                                         -------------------
CUSIP No. 216669606                    13G                     Page 2 of 8 Pages
- --------------------                                         -------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                The TCW Group, Inc.  04-2254452
- --------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a)  / /

                                                                        (b)  /X/
- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

            Nevada corporation
- --------------------------------------------------------------------------------
     NUMBER OF        5  SOLE VOTING POWER
       SHARES                                                            157,400
   BENEFICIALLY      -----------------------------------------------------------
     OWNED BY         6  SHARED VOTING POWER
       EACH                                                                  -0-
     REPORTING       -----------------------------------------------------------
       PERSON         7  SOLE DISPOSITIVE POWER
        WITH                                                             157,400
                     ----------------------------------------------------------
                      8  SHARED DISPOSITIVE POWER
                                                                             -0-
- --------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                                         157,400
- --------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

                                                                            /  /
- --------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     1.0% (see response to Item 4)
- --------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
                                     HC/CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

- ---------------------                                       --------------------
CUSIP No. 216669606                    13G                     Page 3 of 8 Pages
- ---------------------                                       --------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert Day
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  / /

                                                                       (b)  /X/
- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States Citizen
- --------------------------------------------------------------------------------
     NUMBER OF        5  SOLE VOTING POWER
      SHARES                                                             157,400
   BENEFICIALLY       ----------------------------------------------------------
      OWNED BY        6   SHARED VOTING POWER
       EACH                                                                  -0-
     REPORTING        ----------------------------------------------------------
      PERSON          7   SOLE DISPOSITIVE POWER
      WITH                                                               157,400
                      ----------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER
                                                                             -0-
- --------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                                         157,400
- --------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
                                                                            /  /
- --------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     1.0% (see response to Item 4)
- --------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*7
                                   HC/IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

Item 1(a).     Name of Issuer:

               Cooper Industries, Inc.
               (The securities described herein are exchangeable
                for Wyman-Gordon Co. common stock or cash at the Issuer's option)

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1001 Fannin
               Suite 4000
               Houston, Texas 77002

Item 2(a).     Name of Persons Filing:
Item 2(b).     Address of Principal Business Office:
Item 2(c).     Citizenship:

               The TCW Group, Inc.
               865 South Figueroa Street
               Los Angeles, CA 90017
               (Nevada Corporation)

               Robert Day
               200 Park Avenue, Suite 2200
               New York, New York 10166
               (United States Citizen)

Item 2(d).     Title of Class of Securities:

               6.0% Exchangeable Notes Due 1/1/99 (DECS-SM-)


               NOTE: The original Schedule 13G filing made February 12, 1996 (the "Original Filing") which this Schedule 13G Amendment No. 1 filing (the "Amendment Filing") amends was made in error. The 6.0% Exchangeable Notes Due 1/1/99 (DECS-SM-) (i) are not themselves equity securities, (ii) are not exchangeable for the common stock of Wyman-Gordon Company within sixty days and (iii) have no voting rights with respect to the Issuer. This Amendment Filing is being filed solely to eliminate any further Section 13 filing obligations of The TCW Group, Inc. and Robert Day, the reporting persons, with respect to the Issuer's 6.0% Exchangeable Notes Due 1/1/99 (DECS-SM-).

Item 2(e).     CUSIP Number:

               216669606

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                                                               Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a)     [ ] Broker or Dealer registered under Section 15 of the Act:

                       Not applicable

       (b)     [ ] Bank as defined in Section 3(a)(6) of the Act:

                       Not applicable

       (c)     [ ] Insurance Company as defined in Section 3(a)(19) of the Act:

                       Not applicable

       (d)     [ ] Investment Company registered under Section 8 of the
                   Investment Company Act:

                       Not applicable

       (e)     [ ] Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940:

                       Not applicable

       (f)     [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund (SEE 13d-1(b)(1)(ii)(F)):

                       Not applicable

       (g)     [X] Parent Holding Company, in accordance with Rule
                   13d-1(b)(ii)(G) (SEE Item 7):

                       The TCW Group, Inc.
                       Robert Day (individual who may be deemed to
                           control The TCW Group, Inc. and other holders of the DECS 6% 01/01/99 of the issuer)

       (h)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H):

                       Not applicable.

                                                               Page 6 of 8 Pages

Item 4.        Ownership**

       THE TCW GROUP, INC.

               (a)  Amount beneficially owned: 157,400

               (b)  Percent of class: 1.1%***

               (c)  Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote:
                            157,400

                    (ii)  Shared power to vote or to direct the
                    vote:   none.

                    (iii) Sole power to dispose or direct the disposition of: 157,400

                    (iv) Shared power to dispose or to direct the disposition of: none.

       ROBERT DAY

               (a)  Amount beneficially owned: 157,400

               (b)  Percent of class: 1.1%***

               (c)  Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote:
                            157,400

                    (ii)  Shared power to vote or to direct the vote: none.

                    (iii) Sole power to dispose or direct the disposition of: 157,400

- --------------------------
** The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

*** Percent of class owned as of 12/31/95 was 7.3% (previously reported as 9.9%).

                                                               Page 7 of 8 Pages

                    (iv) Shared power to dispose or to direct the disposition of: none.

Item 5.        Ownership of Five Percent or Less of a Class.

               Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Various persons other than as described in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 6.0% Exchangeable Notes Due 1/1/99 (DECS-SM-)(exchangeable for Wyman-Gordon Company Common Stock or cash at the Issuer's option).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               SEE Exhibit A.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable. SEE Exhibits A and B.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

       Because this statement is filed pursuant to Rule 13d-1(b), the following certification is included:


       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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                                                               Page 8 of 8 Pages

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 15th day of April, 1996.


                                             The TCW Group, Inc.



                                             By: /s/ Mohan V. Phansalkar
                                                 -----------------------
                                                 Mohan V. Phansalkar
                                                 Vice President



                                             Robert Day



                                             By: /s/ Mohan V. Phansalkar
                                                 ------------------------
                                                 Under Power of Attorney dated
                                                 January 30, 1996, on File with
                                                 Schedule 13G Amendment Number 1
                                                 for Matrix Service Co. dated
                                                 January 30, 1996.